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                                                 Filed by VP Merger Parent, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933


                                         Subject Company: VP Merger Parent, Inc.
                                                   Commission File No. 333-45226

FOR IMMEDIATE RELEASE


            VERMONT PURE HOLDINGS, LTD. (AMEX - VPS) ANNOUNCES RECORD
                             THIRD QUARTER REVENUES

            -- PENDING MERGER WITH CRYSTAL ROCK SPRING WATER COMPANY
              TO SUBSTANTIALLY INCREASE THE SIZE OF THE COMPANY --


September 18, 2000 -- Randolph, VT. -- Vermont Pure Holdings, Ltd. (Amex - VPS) announced today that for the quarter ended July 31, 2000 sales revenue was a record $10,158,000 compared to $9,432,000 the previous year -- an eight percent increase and the first time in the Company's history that sales have exceeded $10 million in a single quarter. The company experienced a net loss for the quarter of $59,000, or $.01 per share, compared to a net income of $1,013,000 or $.10 per share, for the corresponding period last year.

     Timothy Fallon, Chairman and CEO, stated that the company is encouraged by the continued momentum reflected in sales growth, and attributes its loss in earnings to the poor summer weather conditions in New England, which had a negative effect on the region's entire beverage industry. "This summer's unseasonably cool, rainy weather resulted in market conditions that limited sales growth of our retail product, Vermont Pure Natural Spring Water, and led to more competitive pricing within the retail portion of our business," Fallon added.

     By contrast, revenues from Vermont Pure's home and office deliveries in the quarter continued their sustained growth, gaining 21% in the third quarter and 27% over the first three quarters compared to a year earlier.

     Total sales for the nine months of the fiscal year 2000 were $24,807,000 compared to $23,112,000 for the same period a year ago. The net loss was $238,000, compared to net income of $1,524,000, for the same period last year. During the nine-month period, the company has experienced non-recurring costs related to changes in its
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major distribution channels and a temporary slowdown it the integration of acquisitions while it consummated a merger.

PENDING MERGER WITH CRYSTAL ROCK

     The company also announced that it has set a date of October 5, 2000 for a shareholder vote to consider the proposed merger with Crystal Rock Spring Water Company, a bottler and distributor of water and ancillary products to the home and office markets in Connecticut, Massachusetts and suburban New York City. It is an 85 year old company specializing in delivery of the Crystal Rock brand. If the transaction is approved by the shareholders, it will close immediately thereafter.

     "When completed, the merger of Vermont Pure and Crystal Rock will accelerate the integration of our home and office operations in the Northeast, and result in one of the largest home and office bottled water providers in the United States," concluded Fallon.

     For the first six months for its fiscal year 2000, ending April 30th, Crystal Rock reported sales of $12,426,000 and a net income of $1,131,000. For the fiscal year ended October 31, 1999 Crystal Rock had revenues of $24,018,000 and net income of $748,000.

     Vermont Pure Holdings, Ltd., located in Randolph Vermont, is a bottler and distributor of natural spring water. The company's primary business is the marketing of Vermont Pure branded natural spring water, acknowledged for its qualities of "Pure Taste - Pure Refreshment", to retail and home and office delivery markets in New England, New York, and the mid Atlantic regions. The company is currently executing a growth strategy through acquisitions and consolidation of regional home and office distributors. Vermont Pure Holdings Ltd.'s common stock trades on the American Stock Exchange under the symbol: VPS as it will following the merger.

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     This material is not a substitute for the prospectus/proxy statement filed with the Securities and Exchange Commission by Vermont Pure and included in the registration statement, File No. 333-45226, filed by VP Merger Parent, Inc. in connection with the proposed business combination with Crystal Rock. Investors are urged to read the proxy statement/prospectus because it contains important information, including detailed risk factors. The registration statement filed by VP Merger Parent, as well as the proxy statement/prospectus and other documents filed with the SEC by Vermont Pure, are available free of charge at the SEC's website (www.sec.gov) and from Vermont Pure.

     Vermont Pure, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed business combination. Information concerning Vermont Pure's directors and executive officers can be found in the documents filed with the SEC by Vermont Pure, including the proxy statement/prospectus.

NOTE : THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD LOOKING STATEMENTS, INCLUDING INTEGRATION OF ACQUISITIONS, ABILITY TO SUSTAIN AND MANAGE GROWTH, CHANGING MARKET CONDITIONS, AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


Contact:    Tim Fallon, CEO or Bruce MacDonald, COO, Vermont Pure
            802-728-3600, Fax: 802-728-4614
            Eugene Malone, Corporate Investors Network
            888-377-9777, Fax: 201-670-6460

                                      # # #


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                           VERMONT PURE HOLDINGS, LTD
                              Results of Operations

                                                Nine Months Ended:                Three Months Ended:
                                        July 31, 2000      July 31, 1999   July 31, 2000     July 31, 1999
                                        --------------------------------   --------------------------------
(000's $)                                                          (Unaudited)
Sales                                       $ 24,807         $ 23,112        $ 10,158         $  9,432

Net Income                                  $   (238)        $  1,524        $    (59)        $  1,013

Basic Net Earnings per Share                $  (0.02)        $   0.15        $  (0.01)        $   0.10
Diluted Net Earnings per Share              $  (0.02)        $   0.14        $  (0.01)        $   0.09

Basic Wgt. Avg. Shares Out. (000's)           10,290           10,256          10,291           10,260
Diluted Wgt Avg. Shares Out. (000's)          10,290           10,816          10,291           10,759

*EBITDA                                     $  2,848         $  3,749        $  1,043         $  1,787